                                                             OMB APPROVAL
                                                     ---------------------------
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                                                     hours per response....14.90

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             Corus Bankshares, Inc.
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                                (Name of Issuer)


                          Common Stock $.05 Par Value
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                         (Title of Class of Securities)


                                  220873-10-3
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                                 (CUSIP Number)


                   Edward W. Glickman %Corus Bankshares, Inc.
                   3959 North Lincoln Ave. Chicago, Il 60613
                                  773-832-3473
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                October 8, 2002
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE
       NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
                              OMB CONTROL NUMBER.

SEC 1746 (03-00)


                                  Page 1 of 4


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CUSIP NO. 220873-10-3
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1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Edward W. Glickman
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]
           ---------------------------------------------------------------------
    (b) [ ]
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
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                7   SOLE VOTING POWER
  NUMBER OF
                    1,534,244
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    28,666
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    1,534,244
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    28,666
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,534,244
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.84%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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                                  Page 2 of 4


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Item #1  Security and Issuer

Name of Issuer:                   Corus Bankshares, Inc.

Class of equity securities        Common Stock, $.05 par value

Address of executive offices:     3959 North Lincoln Avenue
                                  Chicago, IL 60613

Item #2  Identity and background

(a) Name:                  Edward W. Glickman

(b) Business:              3959 North Lincoln Avenue
                           Chicago, IL 60613

(c) Principal Occupation:  Retired

(d) Criminal Convictions:  None

(e) Civil Proceedings:     None

(f) Citizenship:           USA

Item #3  Source and amount of funds or other consideration

On October 8, 2002 Edward W. Glickman received ownership of 246,721 shares of Corus Bankshares, Inc. common stock for no consideration as a beneficiary of the Joseph C. Glickman Grantor Annuity Trust ("JCG Trust") dated October 8, 1999. All or substantially all of the shares owned by the reporting person were received for no consideration as gift transfers or the beneficiary of trusts from Joseph C. Glickman and Beverly R. Glickman.

Item #4  Purpose of Transaction

The JCG Trust was created and funded for estate planning purposes. Neither the grantor, the trusts or the reporting person have any plans to cause any extraordinary corporate transactions. The reporting person currently intends to hold the 1,534,244 shares of common stock over which he has sole voting and dispositive power for investment purposes.

Item #5  Interest in the securities of the issuer

(a) Number and percentage of shares owned

The reporting person beneficially owns 1,534,244 shares of Corus Common Stock, including 22,450 shares held as Trustee for the benefit of various relatives of Joseph C. Glickman under Glickman Family Trusts dated September 21, 1987 representing an aggregate of 10.84% of the outstanding shares of the common stock of Corus Bankshares, Inc. The reporting person disclaims beneficial ownership of the 28,666 shares of Corus Common Stock, which are held by his spouse pursuant to Rule 13d-4.

(b) Voting and dispositive power

The reporting person has sole voting and dispositive power for 1,534,244 of the shares of Common Stock described in item 5(a) above with respect to the 28,666 shares of common stock which are held by his spouse, the reporting person shares voting and dispositive power.

(c) Transactions during the past 60 days:   none

(d) Not applicable

(e) Not applicable

Item #6  Contracts Arrangements etc

none

Item #7  Exhibits

none

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


10/8/02                                        /s/ Edward W. Glickman
-----------                                    ------------------------
Date                                           Signature

                                               Edward W. Glickman
                                               ------------------------
                                               Name



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